December 10, 2014

Via EDGAR

Susan Block

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Blue Sky Media Corporation

Registration Statement on Form S-1/A

Filed September 19, 2014

File No. 333-198828

Dear Susan Block:

This is Blue Sky Media Corporation's (the Company) response to your correspondence dated December 3, 2014 relating to the Company's Registration Statement on Form S-1 filed on September 19, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. Please update your financial statements in accordance with Article 8-08 of Regulation S-X.

Response

Financial statements for the quarter ended September 30, 2014 have been included beginning on page F-9.

2. Please revise your document so that financial statements appear at the end of the document, in response to Item 16, in Part II of the Registration Statement. See Item 16 of Form S-1.

Response

Financial statements were moved accordingly.

Prospectus Summary, page 5

Terms of the Offering, page 7

3. Please disclose within this section (a) the implied aggregate value of all of your common stock to be outstanding after the offering, based on your assumed offering price of $0.50 and (b) your total stockholders' equity as of the latest balance sheet date presented in the filing. Based on the 10,851,500 shares of common stock to be outstanding after the offering disclosed on page 8, it appears the implied aggregate price of your common stock is $5,425,500.

Response

The section Terms of the Offering on page 7 was revised accordingly.

Our products or processes could give rise to claims that our products infringe on the rights of others, page 10

4. We were unable to locate the two added paragraphs that you refer to in your response to prior comment 16. Please revise or advise.

Response

The comment which is referred to:

Our products or processes could give rise to claims that our products infringe on the rights of others, page 10

16. For clarity, please explain which of your products and processes might be subject to existing patent rights, and whether you will seek to patent any of your products or processes. Revise the next risk factor to provide a similar explanation for processes and products for which you may seek copyright or trademark protection.

We apologize for the error. The two paragraphs referred to were added to the subsequent risk factor:

We may be subject to claims of trademark infringement, which may harm our business.

We also added the second sentence in:

Our products or processes could give rise to claims that our products infringe on the rights of others.

Report of Independent Registered Public Accounting Firm, page F-1

5. As clarification of our previous comment 44, please revise the introduction and conclusion paragraphs of the opinion to specifically state the periods on which the accountant is opining. For example, the opinion should refer to the year ended June 30, 2014 and the period from March 20, 2013 (inception) through June 30, 2013.

Response

Our Accounting firm believes their Report of Independent Registered Public Accounting Firm on page F-1 is correctly stated because they are reporting through the period ended June 30, 2014.

Consolidated Statements of Cash Flows, page F-5

6. The current presentation in your statement of cash flows for fiscal 2014 does not sum to the reported increase in cash of $53,883. It appears that the line item stock issued for services should be $96,500 instead of the reported $51,500 to include $45,000 associated with the 450,000 shares of common stock issued to MMT in 2014 for the development of the APP that was expensed in this year. Please revise as appropriate.

Response

On page F-5 The line item Stock issued for services was corrected to reflect $96,500.

Signatures

7. We re-issue prior comment 57. Please revise your document to indicate that Mr. Berian and Ms. Grabowski are signing as directors as well as officers of the company.

Response

The revision was made accordingly.

Exhibit 5.1

8. We note the opinion is expressed under Nevada law, but you disclose you are incorporated in Wyoming. As such, please revise to have the opinion address Wyoming law.

Response

The revised Opinion was attached as Exhibit 5.1

Sincerely,

/s/ Wayne Berian

CEO, Blue Sky Media Corporation